                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                              ----------------------

                                  SCHEDULE 13D
                               (Amendment No. 6)

                              ----------------------

                   Under the Securities Exchange Act of 1934

                       RAMTRON INTERNATIONAL CORPORATION
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                  A-08554, A-06645, A-06195, A-06156, A-06008,
                       A-03140, A-03133, A06643, A-03124
                                 (CUSIP Numbers)

Benton Liquidating Trust as defined in the Second Amended Plan of Reorganization for the Jointly Administered Debtors of CSI Enterprises, Inc., Energy Fuels, Ltd., Oren Lee Benton, Energy Fuels Exploration Company, Nuexco Trading Corporation and Energy Fuels Mining Joint Venture, pending in the United States Bankruptcy Court for the District of Colorado, administered under Case No. 95-11642-CEM.

                   c/o David J. Beckman, Liquidating Trustee
                              Price Waterhouse LLP
                      200 East Randolph Drive, Suite 7600
                            Chicago, Illinois 60601
                                  312/540-1500
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                February 3, 2000
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          A-08554, A-06645, A-06195, A-06156, A-06008, A-03140, A-03133,
CUSIP NO. A-06643, A-03124        13D                        PAGE 2  OF  6 PAGES
         ---------------------                                    --    --
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Benton Liquidating Trust as defined in the Second Amended Plan of Reorganization for the Jointly Administered Debtors of CSI Enterprises, Inc., Energy Fuels, Ltd., Oren Lee Benton, Energy Fuels Exploration Company, Nuexco Trading Corporation and Energy Fuels Mining Joint Venture, pending in the United States Bankruptcy Court for the District of Colorado, administered under Case No. 95-11642-CEM. (a)

    84-6318890
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    00
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Colorado
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
               140,664
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
               0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
               140,664
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
               0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     140,664
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     00
--------------------------------------------------------------------------------

The initial Schedule 13D of the Benton Liquidating Trust filed on November 5, 1997, amended on June 8, 1998, June 11, 1998, May 28, 1999, December 29, 1999,
and January 11, 2000 is hereby further amended as follows:

Item 5.  Interest in Securities of the Issuer.

     (a) As of the date of this Amendment No. 6, the Benton Liquidating Trust directly owns 140,664 shares, which constitutes approximately 1% of the Common Stock estimated to be outstanding as of the date of this amendment.

     (b)  Number of shares as to which the Benton Liquidating Trust has:
          (i)   Sole power to vote or to direct the vote:
                140,664
          (ii)  Shared power to vote or to direct the vote:
                -0-
          (iii) Sole power to dispose or to direct the disposition of:
                140,664
          (iv)  Shared power to dispose or to direct the disposition of:F
                -0-

     (c) Transactions within the past 60 days: The Benton Liquidating Trust has sold 208,522 shares during the past 60 days. Specifically, during the period from January 24, 2000 through February 7, 2000, the Benton Liquidating Trust sold 11,146 shares on the open market.

Item 7.   Material to be filed as EXHIBITS

     None

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: February 8, 2000

                              Benton Liquidating Trust as defined in the Second Amended Plan of Reorganization for the Jointly Administered Debtors of CSI Enterprises, Inc., Energy Fuels, Ltd., Oren Lee Benton, Energy Fuels Exploration Company, Nuexco Trading Corporation and Energy Fuels Mining Joint Venture, pending in the United States Bankruptcy Court for the District of Colorado, administered under Case No. 95-11642-CEM.

                              By: /s/ David J. Beckman
                                 ----------------------------------------------
                                 David J. Beckman, not individually, but solely as Liquidating Trustee